Exhibit 12.1

NEWMONT MINING CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in millions, except ratio)

	Years Ended December 31,
	2016	2015	2014	2013	2012
Income (loss) before income and mining tax and other items	$(214)	$295	$821	$(2,948)	$3,106
Adjustments:
Fixed charges excluding capitalized interest	286	310	346	294	250
Amortization of interest capitalized	—	8	19	74	21
Dividends from equity affiliates	—	5	—	—	19
Earnings (losses) available for fixed charges	$72	$618	$1,186	$(2,580)	$3,396
Fixed Charges:
Net interest expense (1)	$273	$297	$330	$278	$231
Portion of rental expense representative of interest	13	13	16	16	19
Fixed charges added to earnings	286	310	346	294	250
Capitalized interest	33	40	23	88	107
Total Fixed Charges	$319	$350	$369	$382	$357
Ratio of earnings to fixed charges (2)	0.2	1.8	3.2	—	9.5

(1)	Includes interest expense of majority-owned subsidiaries and amortization of debt issuance costs.
(2)	Earnings for 2013 were inadequate to cover fixed charges by $2,962.